UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Altice USA, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share (“Class A Common Stock”) Class B Common Stock, $0.01 par value per share (“Class B Common Stock”)
(Title of Class of Securities)

Class A Common Stock: 02156K103 Class B Common Stock: 02156K202
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
 X  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 2 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Next Alt S.à. r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 297,772,645* Class B Common Stock: 190,563,792†
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 297,772,645* Class A Common Stock: 190,563,792*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 297,772,645* Class B Common Stock: 190,563,792†
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A Common Stock: 68.1%§ Class B Common Stock: 89.4%
12		TYPE OF REPORTING PERSON (See Instructions) HC

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 3 of 21 Pages

* Next Alt S.à r.l. (“Next Alt”) is a personal holding company of Patrick Drahi, who is its controlling shareholder.  As of the date of this report, Next Alt holds 67.53% of the share capital and voting rights of Altice Europe N.V. (“Altice Europe”).  Altice Europe maintains a one-tier board of four executive board members, including Mr. Drahi, and four non-executive board members.  The executive board members are appointed by shareholders at the general meeting at the binding nomination of Next Alt.  A personal holding company controlled by the family of Mr. Drahi is an executive board member of Altice Europe.  Mr. Drahi holds shares through personal holding companies, including Next Alt. Altice Europe owns a controlling interest in CVC 3 B.V. (“CVC 3”).  Includes 9,706,089 shares of Class A Common Stock held by CVC 3, which Mr. Drahi may be deemed to beneficially own.

The Issuer and Next Alt have entered into an agreement (the “Holding LP voting agreement”) pursuant to which Next Alt is granted proxy to vote the Issuer’s common stock held by Neptune Holding US LP (“Holding LP”).  Includes 27,874,512 shares of Class A Common Stock held by Holding LP.  Next Alt has also entered into voting agreements (the “Concert Group voting agreements”) with each of Dexter Goei, Patrice Giami, Dennis Okhuijsen, Jérémie Bonnin, Jean-Luc Berrebi, Nicolas Rotkoff, Abdelhakim Boubazine and Charles Stewart (collectively, the “Concert Group”) with respect to all shares of the Issuer’s common stock they own.  Includes shares of Class A Common Stock and Class B Common Stock held by the Concert Group members as follows:  3,771,305 shares of Class A Common Stock and 5,177,434 shares of Class B Common Stock held by Mr. Goei, 155,521 shares of Class A Common Stock and 355,658 shares of Class B Common Stock held by Mr. Giami, 74,500 shares of Class A Common Stock and 477,224 shares of Class B Common Stock held by Mr. Okhuijsen, 138,104 shares of Class A Common Stock and 884,665 shares of Class B Common Stock held by Mr. Bonnin, 86,561 shares of Class A Common Stock and 554,503 shares of Class B Common Stock held by Mr. Berrebi, 79,459 shares of Class A Common Stock and 188,714 shares of Class B Common Stock held by Mr. Rotkoff, 1,971,937 shares of Class A Common Stock and 42,180 shares of Class B Common Stock held by Mr. Boubazine, and 981,560 shares of Class A Common Stock held by Mr. Stewart. Each share of Class B Common Stock is convertible at any time upon written notice to the Issuer at the option of the Reporting Person into one share of Class A Common Stock.  Amounts reported do not reflect that in 2019, Mr. Giami converted all of his shares of Class B Common Stock into the same number of shares of Class A Common Stock and Mr. Berrebi converted 465,035 shares of Class B Common Stock into the same number of shares of Class A Common Stock.

† Includes shares of Class B Common Stock held by members of the Concert Group.

§This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2018, plus the 190,564,792 shares of Class A Common Stock underlying the shares of Class B Common Stock held by affiliates of the Reporting Person.

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 4 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVC 3 B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 9,706,089* Class B Common Stock: 0
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 9,706,089* Class A Common Stock: 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 9,706,089* Class B Common Stock: 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A Common Stock: 2.2%† Class B Common Stock: 0%
12		TYPE OF REPORTING PERSON (See Instructions) OO

* Excludes 76,855 shares of Class A Common Stock that the Reporting Person received on January 3, 2019.  As of December 31, 2018, such shares were underlying a derivative security that was subject to a material condition outside of the Reporting Person’s control that could not be waived.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2018, plus the 190,564,792 shares of Class A Common Stock underlying the shares of Class B Common Stock held by affiliates of the Reporting Person.

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 5 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Drahi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 305,669,333* Class B Common Stock: 190,564,792†
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 305,669,333* Class A Common Stock: 190,564,792†
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 305,669,333* Class B Common Stock: 190,564,792†
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A Common Stock: 69.9%§ Class B Common Stock: 89.4%
12		TYPE OF REPORTING PERSON (See Instructions) IN

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 6 of 21 Pages

* Includes 7,894,688 shares of Class A Common Stock held by Uppernext S.C.S.p. (“Uppernext”), 1,000 shares of Class A Common Stock held by A4 S.A. (“A4”) and 1,000 shares of Class B Common Stock held by A4.  Next Alt is a personal holding company of Patrick Drahi, who is its controlling shareholder.  Includes 62,369,305 shares of Class A Common Stock and 182,883,414 shares of Class B Common Stock directly held by Next Alt.  As of the date of this report, Next Alt holds 67.53% of the share capital and voting rights of Altice Europe.  Altice Europe maintains a one-tier board of four executive board members, including Mr. Drahi, and four non-executive board members.  The executive board members are appointed by shareholders at the general meeting at the binding nomination of Next Alt.  A personal holding company controlled by the family of Mr. Drahi is an executive board member of Altice Europe.  Mr. Drahi holds shares through personal holding companies, including Next Alt. Altice Europe owns a controlling interest in CVC 3.  Includes 9,706,089 shares of Class A Common Stock held by CVC 3, which Mr. Drahi may be deemed to beneficially own.  In addition, Mr. Drahi is the sole controlling shareholder of Uppernext.  Mr. Drahi disclaims beneficial ownership of the 1,000 shares of Class A Common Stock and 1,000 shares of Class B Common Stock held by A4.

The Issuer and Next Alt have entered into the Holding LP voting agreement pursuant to which Next Alt is granted proxy to vote the Issuer’s common stock held by Holding LP.  Includes 27,874,512 shares of Class A Common Stock held by Holding LP.  Next Alt has also entered into the Concert Group voting agreements with the Concert Group with respect to all shares of the Issuer’s common stock they own.  Includes shares of Class A Common Stock and Class B Common Stock held by the Concert Group members as follows:  3,771,305 shares of Class A Common Stock and 5,177,434 shares of Class B Common Stock held by Mr. Goei, 155,521 shares of Class A Common Stock and 355,658 shares of Class B Common Stock held by Mr. Giami, 74,500 shares of Class A Common Stock and 477,224 shares of Class B Common Stock held by Mr. Okhuijsen, 138,104 shares of Class A Common Stock and 884,665 shares of Class B Common Stock held by Mr. Bonnin, 86,561 shares of Class A Common Stock and 554,503 shares of Class B Common Stock held by Mr. Berrebi, 79,459 shares of Class A Common Stock and 188,714 shares of Class B Common Stock held by Mr. Rotkoff, 1,971,937 shares of Class A Common Stock and 42,180 shares of Class B Common Stock held by Mr. Boubazine, and 981,560 shares of Class A Common Stock held by Mr. Stewart. Each share of Class B Common Stock is convertible at any time upon written notice to the Issuer at the option of the Reporting Person into one share of Class A Common Stock.  Amounts reported do not reflect that in 2019, Mr. Giami converted all of his shares of Class B Common Stock into the same number of shares of Class A Common Stock and Mr. Berrebi converted 465,035 shares of Class B Common Stock into the same number of shares of Class A Common Stock.

† Includes shares of Class B Common Stock held by members of the Concert Group.

§ This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2018, plus the 190,564,792 shares of Class A Common Stock underlying the shares of Class B Common Stock held by affiliates of the Reporting Person.

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 7 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Neptune Holding US Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 27,874,512* Class B Common Stock: 0
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 27,874,512* Class A Common Stock: 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 27,874,512* Class B Common Stock: 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A Common Stock: 11.3%† Class B Common Stock: 0%
12		TYPE OF REPORTING PERSON (See Instructions) PN

*The Issuer and Next Alt have entered into the Holding LP voting agreement pursuant to which Next Alt is granted proxy to vote the Issuer’s common stock held by Holding LP.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2018.

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 8 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dexter Goei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 8,948,739* Class B Common Stock: 5,177,434
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 8,948,739* Class B Common Stock: 5,177,434
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 8,948,739* Class B Common Stock: 5,177,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A Common Stock: 3.5%† Class B Common Stock: 2.4%
12		TYPE OF REPORTING PERSON (See Instructions) IN

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 9 of 21 Pages

* Next Alt has entered into voting agreements with the Concert Group with respect to all shares of the Issuer’s common stock they own.  The Concert Group voting agreements allow Mr. Drahi (through entities controlled directly or indirectly by him or his family (including Next Alt, Uppernext and A4)) to vote all of Mr. Goei’s shares.  Includes shares held individually by the Reporting Person and through personal holding companies.  Each share of Class B Common Stock is convertible at any time upon written notice to the Issuer at the option of the Reporting Person into one share of Class A Common Stock.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2018, plus the 5,177,434 shares of Class A Common Stock underlying the shares of Class B Common Stock held by the Reporting Person.

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 10 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrice Giami
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 511,179* Class B Common Stock: 355,658*
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 511,179* Class B Common Stock: 355,658*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 511,179* Class B Common Stock: 355,658*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A Common Stock: 0%† Class B Common Stock: 0%
12		TYPE OF REPORTING PERSON (See Instructions) IN

* Next Alt has entered into voting agreements with the Concert Group with respect to all shares of the Issuer’s common stock they own.  The Concert Group voting agreements allow Mr. Drahi (through entities controlled directly or indirectly by him or his family (including Next Alt, Uppernext and A4)) to vote all of Mr. Giami’s shares. Each share of Class B Common Stock is convertible at any time upon written notice to the Issuer at the option of the Reporting Person into one share of Class A Common Stock.  Amounts reported do not reflect that in 2019, Mr. Giami converted all of his shares of Class B Common Stock into the same number of shares of Class A Common Stock.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2018, plus the 355,658 shares of Class A Common Stock underlying the shares of Class B Common Stock held by the Reporting Person.

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 11 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dennis Okhuijsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 551,724* Class B Common Stock: 477,224*
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 551,724* Class B Common Stock: 477,224*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 551,724* Class B Common Stock: 477,224*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A Common Stock: 0%† Class B Common Stock: 0%
12		TYPE OF REPORTING PERSON (See Instructions) IN

* Next Alt has entered into voting agreements with the Concert Group with respect to all shares of the Issuer’s common stock they own.  The Concert Group voting agreements allow Mr. Drahi (through entities controlled directly or indirectly by him or his family (including Next Alt, Uppernext and A4)) to vote all of Mr. Okhuijsen’s shares.  Each share of Class B Common Stock is convertible at any time upon written notice to the Issuer at the option of the Reporting Person into one share of Class A Common Stock.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2018, plus the 477,227 shares of Class A Common Stock underlying the shares of Class B Common Stock held by the Reporting Person.

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 12 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jérémie Bonnin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 1,022,769* Class B Common Stock: 884,665*
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 1,022,769* Class B Common Stock: 884,665*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 1,022,769* Class B Common Stock: 884,665*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A Common Stock: 0%† Class B Common Stock: 0%
12		TYPE OF REPORTING PERSON (See Instructions) IN

* Next Alt has entered into voting agreements with the Concert Group with respect to all shares of the Issuer’s common stock they own.  The Concert Group voting agreements allow Mr. Drahi (through entities controlled directly or indirectly by him or his family (including Next Alt, Uppernext and A4)) to vote all of Mr. Bonnin’s shares.  Includes shares held individually by the Reporting Person and through personal holding companies. Each share of Class B Common Stock is convertible at any time upon written notice to the Issuer at the option of the Reporting Person into one share of Class A Common Stock.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2018, plus the 884,665 shares of Class A Common Stock underlying the shares of Class B Common Stock held by the Reporting Person.

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 13 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jean-Luc Berrebi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 641,064* Class B Common Stock: 554,503*
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 641,064* Class B Common Stock: 554,503*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 641,064* Class B Common Stock: 554,503*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A Common Stock: 0%† Class B Common Stock: 0%
12		TYPE OF REPORTING PERSON (See Instructions) IN

* Next Alt has entered into voting agreements with the Concert Group with respect to all shares of the Issuer’s common stock they own.  The Concert Group voting agreements allow Mr. Drahi (through entities controlled directly or indirectly by him or his family (including Next Alt, Uppernext and A4)) to vote all of Mr. Berrebi’s shares.  Includes shares held individually by the Reporting Person and through personal holding companies. Each share of Class B Common Stock is convertible at any time upon written notice to the Issuer at the option of the Reporting Person into one share of Class A Common Stock.  Amounts reported do not reflect that in 2019, Mr. Berrebi converted 465,035 shares of Class B Common Stock into the same number of shares of Class A Common Stock.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2018, plus the 554,503 shares of Class A Common Stock underlying the shares of Class B Common Stock held by the Reporting Person.

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 14 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Rotkoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 268,173* Class B Common Stock: 188,714*
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 268,173* Class B Common Stock: 188,714*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 268,173* Class B Common Stock: 188,714*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A Common Stock: 0%† Class B Common Stock: 0%
12		TYPE OF REPORTING PERSON (See Instructions) IN

* Next Alt has entered into voting agreements with the Concert Group with respect to all shares of the Issuer’s common stock they own.  The Concert Group voting agreements allow Mr. Drahi (through entities controlled directly or indirectly by him or his family (including Next Alt, Uppernext and A4)) to vote all of Mr. Rotkoff’s shares.  Includes shares held individually by the Reporting Person and through personal holding companies. Each share of Class B Common Stock is convertible at any time upon written notice to the Issuer at the option of the Reporting Person into one share of Class A Common Stock.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2018, plus the 188,714 shares of Class A Common Stock underlying the shares of Class B Common Stock held by the Reporting Person.

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 15 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abdelhakim Boubazine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 2,014,117* Class B Common Stock: 42,180*
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 2,014,117* Class B Common Stock: 42,180*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 2,014,117* Class B Common Stock: 42,180*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A Common Stock: 0.8%† Class B Common Stock: 0%
12		TYPE OF REPORTING PERSON (See Instructions) IN

* Next Alt has entered into voting agreements with the Concert Group with respect to all shares of the Issuer’s common stock they own.  The Concert Group voting agreements allow Mr. Drahi (through entities controlled directly or indirectly by him or his family (including Next Alt, Uppernext and A4)) to vote all of Mr. Boubazine’s shares.  Each share of Class B Common Stock is convertible at any time upon written notice to the Issuer at the option of the Reporting Person into one share of Class A Common Stock.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2018, plus the 42,180 shares of Class A Common Stock underlying the shares of Class B Common Stock held by the Reporting Person.

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 16 of 21 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles Stewart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 981,560* Class B Common Stock: 0*
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 981,560* Class B Common Stock: 0*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 981,560* Class B Common Stock: 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A Common Stock: 0%† Class B Common Stock: 0%
12		TYPE OF REPORTING PERSON (See Instructions) IN

* Next Alt has entered into voting agreements with the Concert Group with respect to all shares of the Issuer’s common stock they own.  The Concert Group voting agreements allow Mr. Drahi (through entities controlled directly or indirectly by him or his family (including Next Alt, Uppernext and A4)) to vote all of Mr. Stewart’s shares.

† This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018, according to which there were 246,982,292 shares of Class A Common Stock outstanding as of September 30, 2018.

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 17 of 21 Pages

Item 1.	(a) Name of Issuer:

Altice USA, Inc.

(b) Address of Issuer’s Principal Executive Offices:

1 Court Square West, Long Island City, New York 11101

Item 2.	(a) Name of Person Filing:

This Schedule 13G/A is being filed by each of the following persons (each a “Reporting Person,” and together, the “Reporting Persons”):

	(i)	Next Alt S.à. r.l.
	(ii)	CVC 3 B.V.
	(iii)	Patrick Drahi
	(iv)	Neptune Holding US Limited Partnership
	(v)	Dexter Goei
	(vi)	Patrice Giami
	(vii)	Dennis Okhuijsen
	(viii)	Jérémie Bonnin
	(ix)	Jean-Luc Berrebi
	(x)	Nicolas Rotkoff
	(xi)	Abdelhakim Boubazine
	(xii)	Charles Stewart

(b) Address of Principal Business Office:

The principal business office for Next Alt and Patrick Drahi is 5 Rue Eugene Ruppert, L-2453 Grand Duchy of Luxembourg, Luxembourg.

The principal business office for CVC 3 is Prins Bernhardplein 200, 1097 JB Amsterdam, Netherlands.

The principal business office for Holding LP, Dexter Goei, Abdelhakim Boubazine and Charles Stewart is c/o Altice USA, Inc., 1 Court Square West, Long Island City, New York 11101.

The principal business office for Patrice Giami is 2 Yehuda Halevi, Tel Aviv, 6513502, Israel.

The principal business office for Dennis Okhuijsen and Jean-Luc Berrebi is Rue de Rhône 114, 1204 Geneva, Switzerland.

The principal business office for Jérémie Bonnin is c/o Luther LLP, 4 Battery Road, Singapore 049908.

The principal business office for Nicolas Rotkoff is c/o SMB Consulting S.A., 283 Route d’Arlon, L-8011, Strassen, Grand Duchy of Luxembourg.

(c) Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

(d) Title of Class of Securities:

Class A Common Stock
Class B Common Stock

(e) CUSIP No.:

Class A Common Stock: 02156K103
Class B Common Stock: 02156K202

Item 3.
Not Applicable.

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 18 of 21 Pages

Item 4.	Ownership:

	(a)	Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

	(b)	Percent of class: See the response(s) to Item 11 on the attached cover page(s).

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii) Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii) Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv) Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

See Item 4.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 19 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Next Alt S.à. r.l.

By:	/s/ Jean-Luc Berrebi /s/ Laurent Godineau
	Name:	Jean-Luc Berrebi and Laurent Godineau
	Title:	Authorized Signatories

CVC 3 B.V.

By:	/s/ Dennis Okhuijsen
	Name:	Dennis Okhuijsen
	Title:	Authorized Signatory

/s/ Patrick Drahi
Patrick Drahi

Neptune Holding US Limited Partnership

/s/ Dexter Goei
Name: Dexter Goei
Title: Authorized Signatory

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 20 of 21 Pages

/s/ Dexter Goei
Dexter Goei

/s/ Patrice Giami
Patrice Giami

/s/ Dennis Okhuijsen
Dennis Okhuijsen

/s/ Jérémie Bonnin
Jérémie Bonnin

/s/ Jean-Luc Berrebi
Jean-Luc Berrebi

/s/ Nicolas Rotkoff
Nicolas Rotkoff

/s/ Abdelhakim Boubazine
Abdelhakim Boubazine

/s/ Charles Stewart
Charles Stewart

Class A CUSIP No. 02156K103 Class B CUSIP No. 02156K202	SCHEDULE 13G/A	Page 21 of 21 Pages

EXHIBIT INDEX

The following exhibits are filed herewith as part of this Schedule 13G/A:

Exhibit Number	Exhibit
99.1	Joint Filing Agreement